Exhibit 99(b)
CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 AND 2003

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Balance Sheets	2

Statements of Income and Member’s (Deficit) Equity	3

Statements of Cash Flows	4

Notes to the Financial Statements	5-19

Report of Independent Registered Public Accounting Firm
To the Member and Board of
Managers of Cleco Evangeline LLC:
In our opinion, the accompanying balance sheets and the related statements of income, changes in member’s equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Cleco Evangeline LLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 4 to the financial statements, the Company adopted FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” effective December 31, 2005.
/s/  PricewaterhouseCoopers LLC
New Orleans, Louisiana
March 28, 2006

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Balance Sheets
At December 31, 2005 and 2004

	2005	2004
ASSETS
Current assets
Restricted cash, current portion	$12,857,362	$12,565,740
Customer accounts receivable	2,632,716	2,697,193
Accounts receivable — due from Cleco Corporation	1,215,299	5,778,378
Accounts receivable — affiliate	146,273	41,216
Other accounts receivable	100,906	42,982
Materials and supplies inventory	2,054,847	2,069,103
Prepayments	280,630	346,068

Total current assets	19,288,033	23,540,680
Property, plant and equipment
Property, plant and equipment	224,775,316	224,337,556
Accumulated depreciation	(32,234,263)	(27,430,194)

Net property, plant and equipment	192,541,053	196,907,362
Construction work in progress	1,618,258	1,145,100

Total property, plant and equipment, net	194,159,311	198,052,462
Other assets
Long-term receivable	20,894,244	18,082,703
Restricted cash, less current portion	22,781,812	21,124,517
Other deferred charges	3,051,141	3,294,430

Total other assets	46,727,197	42,501,650

Total assets	$260,174,541	$264,094,792

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Long-term debt due within one year	$7,104,000	$6,012,000
Accounts payable	892,920	1,467,404
Accounts payable — due to Cleco Corporation	559,082	112,296
Accounts payable — affiliate	475,468	826,047
Accrued taxes	2,439,247	1,685,818
Accrued interest	5,639,508	5,816,262
Accumulated current deferred federal and state income taxes, net	13,389	38,568

Total current liabilities	17,123,614	15,958,395
Accumulated deferred federal and state income taxes, net	59,067,835	53,017,533
Other deferred credits	500,247	—
Long-term debt, net	184,716,000	191,820,000

Total liabilities	261,407,696	260,795,928

Commitments and Contingencies (Note 8)

Member’s (deficit) equity	(1,233,155)	3,298,864

Total liabilities and member’s equity	$260,174,541	$264,094,792

The accompanying notes are an integral part of the financial statements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Statements of Income and Member’s (Deficit) Equity
For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Operating revenue
Tolling operations	$58,029,628	$59,084,134	$58,117,639

Operating expenses
Plant operations	5,128,902	5,149,632	5,844,092
Purchases for energy operations	2,406,360	1,709,989	1,949,539
Maintenance	7,945,694	7,696,740	13,579,463
Depreciation	5,186,531	5,654,285	12,211,469
Taxes other than income taxes	47,135	45,880	22,328

Total operating expenses	20,714,622	20,256,526	33,606,891

Operating income	37,315,006	38,827,608	24,510,748

Interest income	831,612	276,516	192,673
Other expense	(76,530)	(30,501)	(142,067)

Income before interest charges	38,070,088	39,073,623	24,561,354

Interest expense, including amortization of debt expense	17,277,501	17,841,074	18,199,463

Income before income taxes	20,792,587	21,232,549	6,361,891

Income tax expense	9,016,842	8,702,118	2,653,638

Income before cumulative effect of change in accounting principle	11,775,745	12,530,431	3,708,253

Cumulative effect of change in accounting principle, net of tax	(307,764)	—	—

Net income	11,467,981	12,530,431	3,708,253

Member’s equity, beginning of year	3,298,864	5,729,103	36,207,245
Distribution to member	(16,000,000)	(14,960,670)	(34,186,395)

Member’s (deficit) equity, end of year	$(1,233,155)	$3,298,864	$5,729,103

The accompanying notes are an integral part of the financial statements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Operating activities
Net income	$11,467,981	$12,530,431	$3,708,253
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	5,186,531	5,654,285	6,531,926
Write-off of plant and equipment	66,817	—	5,679,543
Warranty and settlement agreement	—	—	8,649,080
Amortization of debt issue costs	218,290	217,962	219,272
Net deferred income taxes	6,182,988	7,190,295	34,817,058
Changes in assets and liabilities:
Customer and other accounts receivable	6,553	(163,814)	210,252
Accounts receivable — due from Cleco Corporation	4,563,079	3,886,296	(9,732,952)
Accounts receivable, affiliate	(105,057)	138,171	(108,885)
Materials and supplies inventory	14,256	(88,031)	(12,791)
Prepayments	65,438	11,877	217,622
Accounts payable	(574,484)	481,169	(467,219)
Accounts payable — due to Cleco Corporation	446,786	52,016	(1,444,826)
Accounts payable, affiliate	(508,444)	353,848	(215,452)
Retainage payable	—	(7,300,000)	—
Accrued interest	(176,754)	(144,589)	(457,551)
Accrued taxes	753,429	2,140,573	(1,539,094)
Long-term receivable	(2,811,541)	(3,381,477)	(4,331,467)
Other deferred charges and credits	525,246	(81,394)	1,229,142
Other, net	—	—	768,364

Net cash provided by operating activities	25,321,114	21,497,618	43,720,275

Investing activities
Additions to property, plant and equipment	(1,360,197)	(572,837)	(568,179)
Change in restricted cash	(1,948,917)	(1,047,111)	(2,953,700)

Net cash used in investing activities	(3,309,114)	(1,619,948)	(3,521,879)

Financing activities
Retirement of long-term obligations	(6,012,000)	(4,918,000)	(6,012,000)
Distribution to member	(16,000,000)	(14,960,670)	(34,186,395)

Net cash used in financing activities	(22,012,000)	(19,878,670)	(40,198,395)

Net (decrease) increase in cash	—	(1,000)	1
Cash at beginning of period	—	1,000	999

Cash at end of period	$—	$—	$1,000

Supplemental cash flow information
Interest paid	$17,316,218	$17,774,108	$19,280,520

Income taxes (received) paid	$(689,842)	$(32,335,756)	$3,881,170

The accompanying notes are an integral part of the financial statements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

1.	Summary of Significant Accounting Policies

Organization and Basis of Presentation
Cleco Evangeline LLC (the Company or Evangeline) is a Louisiana limited liability company formed on September 1, 1998, for the purpose of the construction and ownership of Evangeline Power Station. For additional information, see Note 2 — “Tolling Agreement.” Evangeline is a 775-megawatt wholesale electric generation station that is not regulated by the Louisiana Public Service Commission (LPSC). Evangeline is wholly owned by Cleco Midstream Resources LLC (Midstream). Midstream is, in turn, a wholly owned subsidiary of Cleco Corporation (Cleco).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the 2004 and 2003 financial statements to conform them to the presentation used in the 2005 financial statements. These reclassifications had no effect on net income or total member’s equity.

Statements of Cash Flows
The statements of cash flows are prepared using the “indirect method” described in Statement of Financial Accounting Standards (SFAS) No. 95, “Statement of Cash Flows.” This method requires that net income be adjusted to remove the effects of all deferrals and accruals of operating cash receipts and payments and the effects of all investing and financing cash flow items.

Restricted Cash
Due to its senior secured bond indenture and its related depository agreement with a third party trustee, Evangeline is subject to certain covenants which restrict the use of its cash. Under the supervision of the trustee, the Company’s cash is placed into several escrow accounts, including debt service and required maintenance, in accordance with a waterfall funding requirement provision under the depository agreement. As the funding requirements of these various escrow accounts are satisfied, amounts become available for general corporate purposes relating to the Company’s daily operations. Any remaining excess funds, available only after satisfaction of required escrow funding levels and payment of corporate expenses, are eligible for payment of dividends to the indirect parent company, Cleco. At December 31, 2005, and 2004 approximately $35.6 million and $33.7 million, respectively, of cash was restricted under the Evangeline senior secured bond indenture.

Construction Work in Progress
Construction progress payments to contractors, engineering costs, insurance costs, wages, and other costs relating to construction work in progress are capitalized. Construction work in progress balances are transferred to electric generating facilities when the related assets or group of assets are substantially ready for their intended use.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Materials and Supplies Inventory
Materials and supplies inventory consists of generating station repair materials and supplies. Inventory is stated at the lower of cost or fair market value and is issued from inventory using the average cost of existing inventory.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and do not bear interest. It is the policy of management to review the outstanding accounts receivable monthly and establish an allowance for doubtful accounts, if necessary. The Company considers all of its accounts receivable to be collectible; therefore no allowance for doubtful accounts has been established.

Property, Plant and Equipment
Property, plant and equipment are stated at the lower of fair market value or cost, which includes administrative and general costs. In addition, when ready for their intended use, assets or groups of assets are transferred from construction work in progress to electric generating facilities. Major components of the combustion turbines are being depreciated based on their equivalent baseload hours used as estimated by the scheduled maintenance contract with Siemens Westinghouse. Upon retirement or disposition, the difference between the net book value of the property and any proceeds received from the property is recorded as a gain or loss on asset disposition on the income statement. Any cost incurred to remove the asset is charged to expense.

The cost of repairs and minor replacements is charged as incurred to the appropriate operating expense. The cost of substantial improvements is capitalized.

Depreciation on property, plant and equipment is calculated primarily on a straight-line basis over the useful lives of the assets, as follows:

Years
Merchant power plant	45
Other	5-50
Property, plant and equipment consist of:

	At December 31,
	2005	2004
Merchant power plant	$223,799,173	$223,380,785
Other	976,143	956,771

Property, plant and equipment	224,775,316	224,337,556
Accumulated depreciation	(32,234,263)	(27,430,194)

Net property, plant and equipment	$192,541,053	$196,907,362

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Recognition of Revenue
The Company considers the Tolling Agreement (see Note 2) to be an operating lease as defined by SFAS No. 13, “Accounting for Leases” and SFAS No. 29, “Determining Contingent Rentals” because of Williams Power Company, Inc’s. (Williams Power) ability to control the use of the plant, among other criteria, through 2020. Revenue under certain provisions of the Tolling Agreement are recognized using a straight-line approach. This revenue will be received in future years under the operating lease and is shown as a long-term receivable on Evangeline’s Balance Sheets. Based on the projection of the escalation clause, Evangeline expects to collect this receivable after the year 2010. The cumulative amounts recorded at December 31, 2005, and 2004 are $20.9 million and $18.1 million, respectively. The Tolling Agreement contains a monthly shaping factor that provides for a greater portion of annual revenue to be received by the Company during the summer months, which is designed to coincide with the expected physical usage of the plant. SFAS No. 13 generally requires lessors to recognize revenue using a straight-line approach unless another rational allocation of the revenue is more representative of the pattern in which the leased property is employed. The Company believes the recognition of revenue pursuant to the monthly shaping factor for several provisions contained within the Evangeline Tolling Agreement is a rational allocation method, which better reflects the expected usage of the plant. Based on the allocation method using the monthly shaping factor, revenue in 2005 was recognized in the following manner: 17% in the first quarter; 20% in the second quarter; 46% in the third quarter and 17% in the fourth quarter. Revenue for 2006 under the Tolling Agreement is anticipated to be recognized in a similar manner. Certain provisions of the Tolling Agreement, such as bonuses and penalties, are considered contingent as defined by SFAS No. 29. Contingent rents are recorded as revenue or a reduction in revenue in the period in which the contingency is met.

Concentration of Risk
Financial instruments, which potentially subject the Company to concentration of credit risk, are primarily cash and restricted cash. The Company’s cash and restricted cash are primarily held in one financial institution and are in excess of federally insured amounts. The Company has not experienced nor do they anticipate any losses on such accounts.

Receivables Due from Cleco Corporation
The receivables from Cleco represent amounts received by Cleco on behalf of Evangeline. These receivables from Cleco are either distributed and treated as a reduction of member’s equity or remain classified as a receivable until paid by Cleco. Amounts are reimbursed by Cleco throughout the year, as financial obligations of Evangeline arise. At December 31, 2005, $0.8 million of the $1.2 million receivable from Cleco was over 30 days old and bears interest. Interest earned on receivables from Cleco for the years ended December 31, 2005, and 2004 were $227,000 and $219,000, respectively.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Recent Accounting Standards
On November 24, 2004, SFAS No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4” was issued, which requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as a current expense, not as a component of inventory costs. It also requires a company to use the normal capacity of a production facility in the allocation of fixed production overheads to the costs of conversion. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and will be applied prospectively. Adoption of this statement did not have a material impact on the financial condition or results of operations of Evangeline.

On December 16, 2004, SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” was issued, which requires the nonmonetary exchange of assets to be recorded at the fair value of the assets exchanged. This statement is effective for financial statements issued after June 15, 2005, and did not have a material impact on the financial condition or results of operations of Evangeline.

On March 3, 2005, the FASB issued FASB Interpretation No. 46R-5 (FIN 46R-5), “Implicit Variable Interests under FASB Statement Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities” which provides a clarification to FIN 46R. FIN 46R-5 provides that, when assessing the primary beneficiary of a variable interest entity, a company must consider implicit variable interests along with explicit variable interests. An implicit variable interest is similar to an explicit interest, except the variability is indirectly absorbed or received, for instance through a third party, rather than directly from the variable interest entity. FIN 46R-5 is effective in the first reporting period beginning after March 3, 2005. The implementation of FIN 46R-5 had no impact on the financial condition or results of operations of Evangeline.

On March 30, 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations” which is an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires an entity to record an asset retirement obligation when there is a legal obligation under existing or enacted law, statute, written or oral contract, or by legal construction under the doctrine of promissory estoppel to incur costs to remove an asset when the asset is retired. FIN 47 requires an asset retirement obligation which is conditional on a future event to be recorded, even if the event has not yet occurred. This interpretation is effective for fiscal years ending after December 15, 2005. For information on the implementation of FIN 47, see Note 4 —“Accounting for Asset Retirement Obligation.”

On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which describes the reporting and disclosures of accounting changes and error corrections by replacing Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” A change from one accounting principle to another, unless otherwise stated in a specific accounting pronouncement, will require retrospective application. Retrospective application will require all periods presented to be restated as if the new principle had been in effect during the respective time period and will reflect a cumulative effect adjustment to the opening balance of the appropriate balance sheet accounts for prior periods which are not presented. Changes in accounting estimates should be accounted for in the period of change

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

and subsequent periods affected by the change. Errors in financial statements of a prior period shall be reported as prior-period adjustments. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 had no impact on the financial condition or results of operations of Evangeline.

On November 10, 2005, the FASB issued FIN 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or its Owners” which clarifies that a guarantee to a business or its owner in which the grantor guarantees that the revenue of a business for a particular period of time will be at least a specified amount would be subject to FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” This FASB Staff Position is effective for new minimum revenue guarantees issued or modified on or after the beginning of the fiscal quarter following November 10, 2005. The adoption of this FSP had no impact on the financial condition or results of operations of Evangeline.

Impairment of Assets
Evangeline applies the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under this standard, the Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible operational impairment. The Company uses an estimate of the future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether operating assets are recoverable. An impairment is recognized when future undiscounted cash flows of assets are estimated to be insufficient to recover the related carrying value. The Company considers continued operating losses or significant and long-term changes in business conditions to be primary indicators of potential impairment. In measuring impairment, the Company looks to quoted market prices, if available, or the best information available in the circumstances, including the estimated discounted cash flows associated with the related assets. At December 31, 2005, a review for potential impairment of Evangeline’s assets was performed. As a result of this review, impairment charges were not recognized on these assets.

Income Taxes
The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Income tax expense and related balance sheet amounts are comprised of a “current” portion and a “deferred” portion. The current portion represents the Company’s estimate of income taxes payable or receivable in the current year. The deferred portion represents the Company’s estimate of the future income tax effects of events that have been recognized in the financial statements or income tax returns in the current or prior years. Evangeline makes assumptions and estimates when it records income taxes, such as its ability to deduct items on its tax returns and the timing of the deduction. The Company’s income tax expense and related assets and liabilities could be affected by its assumptions and estimates, changes in such assumptions and estimates, and by ultimate resolution of assumptions and estimates with taxing authorities.

Evangeline records current and deferred federal and state income taxes at a composite rate of 38.5%. The effective income tax rate could be different than the composite rate due to the accrual for income tax contingency reserve. The Company joins in the filing of a consolidated

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

U.S. Federal income tax return with its indirect parent, Cleco, and there is no tax sharing agreement among the entities that are included in Cleco’s consolidated tax returns. Evangeline files a combined return with Cleco and all other single member limited liability companies in Louisiana. The income tax expense is computed as if the Company was filing on a separate return basis. Income taxes are allocated to the Company in proportion to its contribution to consolidated income or the Company is reimbursed currently for income taxes related to operating losses it incurs.

Limitation of Member’s Liability
Since Evangeline’s inception, Cleco has had 100% ownership and voting interest of Evangeline. Cleco’s current assessment of its maximum exposure to loss at December 31, 2005, consists of its equity investment of $59.5 million.

2.	Tolling Agreement

Under the terms of the Tolling Agreement, Williams Power has the right to own and market the electricity produced by the Company and will supply the required natural gas to the Company for the production of electricity. The Company collects fees from Williams Power for operating and maintaining the facility. The Tolling Agreement has terms that extend until the year 2020.

The Company collects certain monthly capacity and maintenance payments based on certain physical characteristics of the plant, primarily the rated megawatt capacity, which may change from year to year. These payments are subject to significant penalty and minimal bonus provisions based on the actual operating availability of the plant during peak months and on an annual basis. Pursuant to the terms of the Tolling Agreement, the Company has the limited ability to provide replacement energy to Williams Power to supplement availability of the facility during outages. Additionally, the Company collects payments based on actual megawatt-hours produced during energy conversion services and certain other events defined in the Tolling Agreement.

The Company is subject to operational and contractual risks associated with the Tolling Agreement. Risks include, but are not limited to, output capacity, availability and heat rate guarantees. Management has taken steps to mitigate physical and contractual risks; however, such risks cannot be eliminated.

The following is a schedule of future annual minimum capacity and maintenance revenue (assuming no change to the tested capacity of the plant) required under the Tolling Agreement:

Year ending December 31:
2006	$52,987,063
2007	53,539,206
2008	54,095,190
2009	54,658,593
2010	55,225,842
Thereafter	553,992,740

Total future minimum capacity and maintenance revenue	$824,498,634

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

These payments have not been adjusted for contingent items such as bonuses or penalties, which may change the actual amounts received from Williams Power under the Tolling Agreement. Contingent rents of approximately $1.6 million, $0.9 million and $2.4 million were included in tolling operations revenue for the years ended December 31, 2005, 2004 and 2003, respectively.

3.	Income Taxes

For the years ended December 31, 2005, 2004 and 2003, federal income tax expense is more than the amount computed by applying the statutory federal rate to income before income taxes. The differences are as follows:

	For the year ended December 31,
	2005		2004		2003
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Income before income taxes	$20,792,587	100.0	$21,232,549	100.0	$6,361,891	100.0
Tax at statutory rate on book income before tax	7,277,405	35.0	7,431,392	35.0	2,226,662	35.0
Increase:
Other, net	799,212	3.9	380,931	1.8	168,720	2.6

Total federal income tax expense	8,076,617	38.9	7,812,323	36.8	2,395,382	37.6

Current and deferred state income tax expense, net of federal benefit for state income tax expense	940,225	4.5	889,795	4.2	258,256	4.1

Total federal and state income tax expense	$9,016,842	43.4	$8,702,118	41.0	$2,653,638	41.7

In 2005, 2004 and 2003, the Company’s effective income tax rate was 43.4%, 41.0% and 41.7%, respectively, compared to the statutory federal income tax rate of 35.0%. For 2003, the primary reason for the difference between the effective income tax rate and the statutory rate is an interest accrual for audit adjustments related to start-up costs that were fully deducted on tax returns as filed. For tax purposes, these deductions were required to be capitalized and depreciated as a result of an IRS exam, which is not yet completed.

During 2004 and 2005, the tax reserve increased for interest accruals related to a 2003 tax depreciable life accounting method change request. The effective tax rate was also affected by the relative size of pre-tax income to the tax reserve accruals. Pre-tax income during 2005 decreased $0.4 million.

The balance of accumulated deferred income tax, net at December 31, 2005, and 2004 was comprised of the tax effect of the following:

	At December 31,
	2005		2004
	Current	Noncurrent	Current	Noncurrent
Depreciation and property basis differences	$—	$(60,226,890)	$—	$(54,506,604)
Employee benefits	(5,683)	(72,857)	(5,683)	(72,857)
State NOL carryforward	—	4,286,359	—	4,616,376
Other	(7,706)	(3,054,447)	(32,885)	(3,054,448)

Accumulated deferred income taxes, net	$(13,389)	$(59,067,835)	$(38,568)	$(53,017,533)

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

The significant 2005 and 2004 temporary differences consisted primarily of the differences in straight-line depreciation for financial reporting purposes and modified accelerated recovery method for income tax purposes. The liability associated with this difference between book and tax income increased $5.0 million in 2005.

Evangeline utilized $6.2 million of its state net operating loss carryforward in 2005.

The state net operating tax loss consists of $80.1 million of carryforward amounts that expire in 2018. Deferred state tax benefits are available to the extent that Cleco has state taxable income prior to expiration. Although Evangeline currently has not provided a valuation allowance to reduce the state net operating tax loss, a valuation may be provided in the future if estimates of future taxable state income are reduced. The Company does not have a valuation account for deferred tax assets since the Company considers it more likely than not that its deferred tax assets will be realizable.

As of December 31, 2005, included in accounts payable — due to Cleco Corporation on Evangeline’s Balance Sheet is $0.4 million of income taxes payable. As of December 31, 2004, included in accounts receivable — due from Cleco Corporation on Evangeline’s Balance Sheet is $1.0 million of income taxes receivable. Evangeline records current and deferred income tax liabilities based on allocation of amounts from Cleco that would be recorded if Evangeline had prepared a separate tax return.

The components of the provision for income taxes consist of the following as of:

	December 31,
	2005	2004	2003
Current tax expense (benefit)	$2,641,370	$2,778,436	$(32,163,420)
Deferred tax expense	6,375,472	5,923,682	34,817,058

Income tax expense	9,016,842	8,702,118	2,653,638
Income tax expense from cumulative effect of change in accounting principle:
Federal deferred	165,720	—	—
State deferred	26,762	—	—

Total income tax expense from cumulative effect of change in accounting principle	192,482	—	—

Total income tax expense	$9,209,324	$8,702,118	$2,653,638

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

4.
Accounting for Asset Retirement Obligation
At December 31, 2005, Evangeline recorded a $0.5 million asset retirement obligation (liability) in accordance with FIN 47 relating to the removal of asbestos at its generating station. Upon adoption of FIN 47, Evangeline recognized a cumulative change in accounting principle expense of $0.3 million, net of tax, which is reflected on Evangeline’s Statements of Income. If FIN 47 had been in effect in 2003, the pro forma impact due to Evangeline’s accretion and depreciation expense is disclosed below:

	For the Year Ended December 31,
	2004	2003
Net income as reported	$12,530,431	$3,708,253
FIN 47 pro forma expense, net of tax	(22,797)	(21,066)

Total	$12,507,634	$3,687,187
The table below discloses the pro forma asset retirement obligation during the twelve months ending December 31, 2004, for Evangeline as if FIN 47 had been in effect during 2004:

		Accretion of Obligation
		Recognized Through
	At January 1, 2004	December 31, 2004	At December 31, 2004

FIN 47 pro forma asset retirement obligation	$425,152	$36,022	$461,174
5.
Fair Value of Financial Instruments
The amounts reflected in the Balance Sheets at December 31, 2005, and 2004, for restricted cash, accounts receivable, accounts receivable from parent and affiliates, accounts payable, and accounts payable from parent and affiliates approximate fair value because of their short-term nature. Estimates of the fair value of long-term debt are based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtained by the Company for debt with similar maturities.

	December 31,
	2005		2004
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Long-term debt	$191,820,000	$199,684,620	$197,832,000	$204,657,204
6.
Debt
In December 1999, the Company issued $218.6 million principal amount of 8.82% Senior Secured bonds due 2019 (the Bonds). The Bonds are collateralized by the generation station assets ($191.8 million as of December 31, 2005). Interest is payable semi-annually on March 1 and September 1 of each year. Expenses of approximately $4.4 million related to this debt issuance have been deferred and are being amortized over the life of the Bonds.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

The annual maturities of the Bonds are as follows:

2006	$7,104,000
2007	7,652,000
2008	8,198,000
2009	7,104,000
2010	8,198,000
Thereafter	153,564,000

$191,820,000

On July 1, 2002, the Company entered into a $5.0 million Revolving Credit Agreement with Cleco (2002 Line of Credit) maturing June 30, 2003. The borrowings under the 2002 Line of Credit are uncollateralized. Borrowings under the 2002 Line of Credit bear interest at Cleco’s daily average short-term borrowing rate each month. In 2003, the maturity date was changed from June 30th to December 31st. At December 31, 2003, 2004 and 2005, Evangeline exercised its renewal option on this line of credit. At December 31, 2005, Evangeline had no outstanding borrowings under the renewed credit agreement.

7.
Affiliate Transactions
Affiliates of the Company provide to the Company certain assets, goods and services under the terms of various long-term agreements (Agreements). Affiliate goods and services received by Evangeline primarily involve services provided by Cleco Support Group LLC and Cleco Generation Services LLC. Cleco Support Group LLC provides joint and common administrative support services in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and regulatory compliance; facilities management; supply chain and inventory management and other administrative services. Cleco Generation Services LLC provides electric power plant operations and maintenance expertise. The price paid for assets, goods, or services purchased from affiliates is determined in one of three ways: fair market value; fully loaded costs; or list price. Under the Agreements, the affiliates agree to maintain responsibility for remuneration, benefits, training, administration and supervision of employees working on behalf of the Company. At December 31, 2005, 2004, and 2003, Evangeline did not have any employees. These Agreements shall remain in effect until terminated in accordance with terms of the Agreements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

     Below is a summary of charges from each affiliate included in Evangeline’s Statements of Income.

	For the year ended December 31,
	2005	2004	2003
Cleco Support Group LLC
Purchases for energy operations	$9,534	$18,432	$5,608
Other operations	1,251,910	1,305,798	1,237,939
Maintenance	767,487	1,026,264	980,588
Taxes other than income taxes	5,617	6,930	8,917
Income taxes	7,371	10,001	—
Other deductions	9,712	30,501	31,116
Interest charges	802	1,376	—
Cleco Power LLC
Other operations	49,107	30,636	118,377
Maintenance	25,617	33,845	441,208
Cleco Generation Services LLC
Other operations	1,106,779	1,077,242	1,237,001
Maintenance	1,470,359	1,143,205	1,117,686
CLE Intrastate Pipeline Company LLC
Fuel transportation	847,904	824,486	850,698

	$5,552,199	$5,508,716	$6,029,138

Evangeline had the following balances due to affiliates as of December 31:

	2005	2004
Cleco Corporation	$559,082	$112,296
Cleco Power LLC	—	17,772
Cleco Support Group LLC	247,381	337,355
Cleco Generation Services LLC	161,864	398,491
CLE Intrastate Pipeline Company LLC	66,223	72,093
Perryville Energy Partners LLC	—	336

	$1,034,550	$938,343

Evangeline had the following balances due from affiliates as of December 31:

	2005	2004
Cleco Corporation	$1,215,299	$5,778,378
Cleco Power LLC	45,441	422
Cleco Generation Services LLC	28,023	40,627
Cleco Support Group LLC	72,809	167

	$1,361,572	$5,819,594

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

8.
Commitments and Contingencies
Upon commencement of operations at Evangeline, the Company entered into a scheduled maintenance contract (LTP Agreement) with the supplier of the combustion turbines. The LTP Agreement called for payments to be made over the life of the contract based on various operating milestones of the combustion turbines. Based upon the required payments made under the LTP Agreement at December 31, 2002, a prepayment of $16.1 million was recorded as of December 31, 2002.

During 2003, the Company replaced certain combustion turbine equipment as a result of equipment failures. Evangeline expensed $5.7 million related to the earlier-than-planned replacement and retirement of this combustion turbine equipment in 2003. This amount is included in the depreciation line item on Evangeline’s Statements of Income. The cost of the new equipment was $10.9 million which was credited against existing prepaid amounts under the LTP Agreement.

In connection with these equipment failures, Evangeline entered into a modified maintenance contract (Modified LTP Agreement) as part of a settlement agreement with the supplier in 2003. In connection with the settlement agreement, Evangeline expensed $8.6 million of the remaining prepaid costs under the LTP Agreement. These amounts are included in the maintenance line item on Evangeline’s Statements of Income. Under the Modified LTP Agreement, maintenance service will be performed at scheduled intervals based upon equivalent baseload hours or equivalent starts as defined. The term of the Modified LTP Agreement is the shorter of completion of the last scheduled outage inspection or July 31, 2020. The Modified LTP Agreement has fixed and variable cost components. The fixed cost component is $0.6 million per year and is guaranteed. The variable cost component is calculated based upon equivalent baseload hours and equivalent starts by each combustion turbine resulting from its actual operation during each applicable quarter. A labor fee is also paid to the supplier for each scheduled outage. The payments under the Modified LTP Agreement will be expensed as incurred.

9.	Environmental Matters

Air Quality
The state of Louisiana regulates air emissions from Evangeline’s generating station through the Air Quality regulations of the Louisiana Department of Environmental Quality (LDEQ). In addition, the LDEQ implements certain programs initially established by the United States Environmental Protection Agency (EPA). The LDEQ establishes standards of performance or requires permits for certain generating units in Louisiana. Evangeline’s generating station is subject to these requirements.

The Clean Air Act established a regulatory program to address the effects of acid rain and imposed restrictions on sulfur dioxide (SO2) emissions from certain generating units. The Clean Air Act requires that certain generating stations, such as Evangeline’s, to own a regulatory “allowance” for each ton of SO2 emitted beginning in the year 2000. The EPA allocates a set number of allowances to each affected unit based on its historic emissions. As of December 31, 2005, Evangeline had sufficient allowances for 2005 operations and expects to have sufficient allowances for 2006 operations.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

Nitrogen Oxide (NOx) emissions from the Evangeline generating station falls within EPA limits, as this facility uses a combination of natural gas as a fuel, modern turbine technology, and selective catalytic reduction technology that reduces NOx emissions to minimal levels.

On December 17, 2003, the EPA proposed the Interstate Air Quality Rule, which obligates states to address the interstate transport of pollutants. The EPA has proposed to require certain upwind states, including Louisiana, to revise their State Implementation Plans to reduce SO2 and NOx. The first phase of emissions reductions would be implemented by 2010, with the second phase by 2015. A supplemental proposal renamed this proposed rule, the Clean Air Interstate Rule (CAIR). This supplemental notice of proposed rulemaking contained further discussions on establishing state level emission budgets, state reporting requirements and State Implementation Plan approvability, proposed model cap-and-trade rules, and a more thorough discussion of how CAIR interacts with the existing Clean Air Act. The EPA published final rules on March 10, 2005, and the states must now propose changes to their programs to incorporate the CAIR rules within 18 months. Evangeline is participating with other stakeholders in LDEQ’s implementation of the federal requirements and is evaluating potential compliance strategies to meet the emission reductions contemplated by these regulations. Evangeline does not anticipate any material impact to its operations from these regulations.

Multi-pollutant legislation currently is being considered by Congress. Evangeline supports the concept of a comprehensive national strategy to reduce emissions of multiple pollutants from electric utilities. Evangeline will continue to monitor the development of new legislative and regulatory requirements and their potential impacts. While it is unknown at this time what the final outcome of these regulations will be, any capital and operating costs of additional pollution control equipment that may be required could materially adversely affect future results of operations, cash flows, and possibly financial condition, unless such costs could be recovered through future market prices for energy.

Water Quality
Evangeline has received from the EPA and LDEQ permits required under the Clean Water Act for water discharges from the generating station. Water discharge permits have fixed dates of expiration, and Evangeline applies for renewal of these permits within the applicable time periods.

The Clean Water Act contains provisions requiring the EPA to evaluate all bodies of water within its jurisdiction to determine if they meet water quality standards and bring non-compliant bodies of water into compliance. In October 1999, the EPA received a federal court order to develop and implement Total Maximum Daily Loading (TMDL) of certain pollutants for all impacted streams in Louisiana. Limits may be imposed in the future by the EPA through the permit renewal process that could potentially impact future discharges from Evangeline’s generating facility. In July 2005, the EPA issued the final mercury TMDL for Louisiana’s coastal bays and gulf waters. Based upon discussions with the LDEQ, Evangeline does not anticipate any material impact to its operations from the mercury TMDL.

Another new regulatory program, Section 316(b) of the Clean Water Act, intends to minimize adverse environmental impacts to all aquatic species due to water intake structures. These regulations establish requirements applicable to the location, design, construction, and capacity of cooling water intake structures and only apply to existing facilities. Evangeline anticipates that any new requirements will be established as its facility goes through the water discharge

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

permit renewal process. The initial studies required will be conducted in 2006, and any required capital improvements will occur after those studies are completed. Any capital improvement costs are anticipated to be $3.3 million.

Solid Waste Disposal Evangeline does not dispose of solid waste on-site. All solid waste is safely transported off-site for disposal at EPA and/or LDEQ permitted disposal facilities.

Hazardous Waste Generation Evangeline does not dispose of hazardous waste on-site. All hazardous wastes produced by Evangeline are disposed of at federally permitted facilities.

10.
Risks and Uncertainties
The parent company of Evangeline’s Tolling Agreement counterparty is The Williams Companies, Inc. (Williams). Williams has issued guarantees of the payment obligations under the Tolling Agreement. The credit rating of Williams is below investment grade. At December 31, 2005, Moody’s outlook for Williams was stable. The rating and outlook for Evangeline has not changed since a ratings upgrade from B3 to B1 on November 18, 2004.

If Williams were to fail to perform its obligations under the Evangeline Tolling Agreement, such failure would have a material adverse impact on the Company’s results of operations, financial condition and cash flow for the following reasons, among others:

•
If Williams’ failure to perform constituted a default under the Tolling Agreement, the holders of the Bonds would have the right to declare the entire outstanding principal amount ($191.8 million at December 31, 2005) and interest to be immediately due and payable, which could result in:

•	The Company seeking to refinance the Bonds, the terms of which may be less favorable than existing terms;
•	The Company seeking protection under federal bankruptcy laws; or the trustee of the Bonds foreclosing on the mortgage and assuming ownership of the Evangeline Power Station;
•	The Company may not be able to enter into agreements in replacement of the Tolling Agreement on terms as favorable as that agreement or at all;
•
The Company would be required to test any long-lived generation asset for impairment. If the Company determined that an impairment existed, the asset would be written down to its fair market value, which could be substantial; and

•	The Company’s credit ratings could be downgraded, which would increase borrowing costs and limit sources of financing.
To provide credit support for the Tolling Agreement, Cleco issued a standby letter of credit from investment grade banks that is limited to $15.0 million dollars.

11.
Review of Trading Activities
In the third quarter of 2002, Cleco reviewed certain energy trading activities, including transactions between Cleco Power and Evangeline. These activities and transactions may have violated the Public Utility Holding Company Act of 1935, as well as various statutes and

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2005, 2004 and 2003

regulations administered by the Federal Energy Regulatory Commission (FERC) and the Louisiana Public Service Commission (LPSC).

Cleco contacted the appropriate regulatory authorities, including the staffs of the FERC and the LPSC, and held discussions with them concerning indirect sales of test power by Evangeline to Cleco Power, a regulated affiliate utility. Formal investigations were initiated by the FERC and LPSC after Cleco contacted those agencies regarding the transactions. On July 25, 2003, the FERC issued its order approving a Stipulation and Consent Agreement between the FERC Staff and Cleco which settled the FERC’s investigation into certain transactions. In accordance with the Consent Agreement, Evangeline refunded $0.1 million to Cleco Power in 2003, which is included in other expense on Evangeline’s Statements of Income. On July 21, 2004, the LPSC issued an order approving the settlement of Cleco Power’s fuel audit and related trading issues. During 2005 and 2004, there was no impact to Evangeline earnings as a result of this settlement.